January 17, 2012
VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Kevin L. Vaughn

Re:	TriQuint Semiconductor, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 24, 2011
File No. 000-22660

Dear Mr. Vaughn:
This letter responds to your letter dated December 21, 2011 commenting on TriQuint Semiconductor, Inc.’s Form 10-K for the year ended December 31, 2010. In this letter we have recited the staff’s comments in italicized type and have followed each comment with our response.

Form 10-K for the year ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.
We note the increasing percentage of total revenues from your customer Futaihua Industrial, a sister company of Foxconn. It appears the significance of this customer over the past three years has increased and continues to increase. We note for the three month period ended October 1, 2011 that Futaihua Industrial accounted for 35% of your revenues. In light of this increasing significance, please tell us, and include in your future filings, what known trends exist or what known uncertainties your management anticipates with this customer and what risks and opportunities this presents to you and your business.

Response:
The Company intends to include disclosure similar to the following in the Company's Form 10-K for the year ended December 31, 2011 in Management's Discussion and Analysis of Financial Condition and Results of Operations:

Significant Customers

Foxconn Technology Group accounted for x%, 25% and 20% of our revenues for the years ended December 31, 2011, 2010 and 2009, respectively. During 2010, we experienced higher demand than could be supported by the capacity in our factories. With the capacity constraints, we focused on meeting the demand of select customers, including Foxconn Technology Group. In 2011, as a result of allocating sales of available products to certain customers, revenue resulting from sales to Foxconn Technology Group constituted a larger portion of our total revenue. While we strive to maintain a strong relationship with our customers, our customers' product life cycles are short and they continually develop new products. The selection process for our products to be included in our customers' new products is highly competitive. There are no guarantees that our products will be included in the next generation of products introduced by Foxconn Technology Group or our other customers. Any significant loss of, or a significant

Mr. Kevin L. Vaughn
January 17, 2012

reduction in purchases by this, or other significant customers could have an adverse affect on our financial condition and results of operations.

2.
We note your disclosure in the second paragraph under “Strategy and Industry Considerations” that discusses your high fixed costs and your statement that “strong growth in demand is driving increased capital expenditures for added capacity in our factories.” It does not appear, however, that your disclosure in this section provides sufficient detail about this “demand” so that investors are able to recognize the known trends or uncertainties that management is aware of with regards to this demand and to your capacity. For example, what type of demand is occurring and how is management reacting in response to this demand in terms of capacity. See Item 303(a) of Regulation S-K. Please tell us how you would expand this disclosure in future filings so that investors can be aware of how management views your business prospects.

Response:
The Company intends to include disclosure similar to the following in in the Company's Form 10-K for the year ended December 31, 2011, and has marked the changes against the Company's 10-K for the year ended December 31, 2010:

Wafer and semiconductor manufacturing facilities require a significant level of fixed cost due to investments in plant and equipment, labor costs, and repair and maintenance costs. During periods of high demand factories run at higher utilization rates resulting in improved financial performance. The overall RF market continues to grow, with continuing desire for content expansion in smartphones. This end customer market growth has driven increased demand for our products. As a result, we have increased capital expenditures in order to add capacity to our factories to meet potential future demand.

Liquidity and Capital Resources, page 32

3.
We note your disclosures on page F-23 that you consider $108.7 million of undistributed earnings of your subsidiaries outside the United States to be permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Response:
The Company intends to include disclosure similar to the following in future filings, and has marked the changes against the Company's Form 10-K for the year ended December 31, 2010:

Our current cash, cash equivalent and short-term investment balances, (consisting of $xx million in domestic balances and $xx million in foreign balances) together with cash anticipated to be generated from operations and the balance available on our $200 million syndicated credit facility, constitute our principal sources of liquidity. We believe these sources of liquidity will satisfy our projected working capital, capital expenditure and possible investment needs through the next 12 months. Although the foreign funds held outside the U.S. are considered permanently invested in foreign subsidiaries, we are not presently aware of any restrictions on the repatriation of these funds. If these funds were needed to fund our operations in the U.S., they could be repatriated. Repatriation of our foreign funds would require board approval and would cause the Company to incur additional U.S. income taxes and foreign withholding taxes which could be partially offset by net operating losses and/or foreign tax credits. Determining the amount of possible future taxes is not practicable. At this time, we believe our domestic funds, along with the syndicated credit facility, are sufficient to meet our net domestic cash requirements for the next 12 months. The principal risks to these sources of liquidity are lower than expected earnings or capital expenditures in excess of our expectations, in which case we may be required to finance any shortfall through additional equity offerings, debt financing or credit facilities. We may not be able to obtain additional financing or credit facilities, or if these funds are available, they may not be available on satisfactory terms.
Item 11. Executive Compensation, page 37

4.
We note the significant increase in stock options granted to your executives for 2010. However your disclosure on page 41 of your proxy statement does not describe the reasons for the large increases or how the amounts for each executive were determined. While we note that you state the committee used “significant judgment in measuring

Mr. Kevin L. Vaughn
January 17, 2012

contributions, your disclosure states that in determining the number of awards to be granted the committee considered the executives “current contributions,” “anticipated contributions in meeting TriQuint’s long-term strategic performance goals,” and “comparisons…to published surveys of executive stock option grants made by our peer group companies discussed above.” Please tell us what were the current and anticipated contributions for each executive and how they compared to your “long-term strategic performance goals” and how you calculated the comparisons to your peer group’s compensation.

Response:
As disclosed on page 37 and 38 of the Company's proxy statement, in determining the level of equity compensation granted to each named executive officer during 2010, the compensation committee considered the executive's level of responsibility, prior experience, past job performance, contribution to TriQuint's success, capability and results achieved, and reviewed the comparative compensation data provided by the compensation consultant. However, the committee did not apply formulas or assign these factors specific mathematical weights; instead, the committee exercised its business judgment and discretion.
In March 2010, when the committee determined the level of equity compensation for each named executive officer for 2010, the "current" contributions considered by the committee for each executive consisted of that executive's contributions for 2009, while the "anticipated" contributions consisted of the committee's expectations regarding the executive's contributions in 2010. The specific contributions considered with respect to each executive included the following:
Mr. Quinsey's current contributions related to the financial performance of the Company as a whole for 2009, including revenue growth from 2008 to 2009 as discussed in connection with his base salary on page 39 of our proxy statement, and achievement of the 2009 operating income and return on invested capital (ROIC) goals discussed in our prior year proxy statement, as well as the growth and success of the end customer markets that the Company addresses. Anticipated contributions likewise related to the expected financial performance of the Company as a whole in 2010, including the operating income and ROIC goals discussed on page 40 of our proxy statement.
Mr. Buhaly's current contributions related to the financial performance of the Company as a whole for 2009, as well as the Company's strong operational performance in 2009. Anticipated contributions likewise related to expected financial performance of the Company as a whole for 2010, as well as the Company's expected operational performance for 2010.
Mr. DeBonis's current contributions similarly related to the financial performance of the Company as a whole for 2009, as well as to his achievement under the sales incentive program for 2009 as discussed in the prior year proxy statement. Anticipated contributions likewise related to the expected financial performance of the Company as a whole for 2010, as well as expected achievement under the sales incentive program for 2010 as discussed on page 40 of the proxy statement.
Mr. Dunn's current contributions related to the financial performance of the Company as a whole for 2009, as well as 2009 revenue growth of the mobile devices end customer market that the Company addresses. Anticipated contributions likewise related to the financial performance of the Company as a whole for 2010, as well as the expected 2010 revenue growth of the mobile devices end customer market that the Company addresses.
Mr. Grant's current contributions related to the operational performance of the Company as a whole. Anticipated contributions likewise related to the expected operational performance of the Company as a whole for 2010.
With respect to how each executive's anticipated contributions compared to the Company's long term-strategic goals, the committee judged that each executive's prior year job performance was likely to typify that executive's continuing contributions to the Company. The committee concluded that, in the case of each executive, the executive's continuing execution of the duties associated with such executive's position, the nature of which are captured by the discussion of current and anticipated contributions above, would help the Company achieve its long-term strategic goals.
The Company calculated the Black-Scholes value of 2009 awards for the executives of its peer group companies using the data provided by its compensation consultant and compared these values to the Black-Scholes value of the Company's awards. As discussed on page 38 of the Company's proxy statement, the compensation committee compared the pay of individual executives if the committee believed the jobs were sufficiently similar to make meaningful comparisons, and reviewed the comparative data to ensure that the compensation was competitive with

Mr. Kevin L. Vaughn
January 17, 2012

similar compensation at the peer group companies, but did not target a specific percentage in the range of comparative data for each executive.
The Company's statement on page 41 of the proxy statement that the compensation committee approved stock option awards in 2010 for the executives that brought them "very close to the market as compared to peer group companies based on the current Black Scholes value" was intended to indicate that the Black-Scholes value of our 2010 stock option awards approached the "market" range of values for 2009 (which the Committee views as between approximately the 25th to 50th percentiles) based on the peer group company data. However, as stated above and on page 38 of the proxy statement, the committee did not target a specific percentage in the range of comparative data, but instead reviewed the comparative data as part of its analysis of whether the level of equity compensation for the executives was competitive. In addition, the summary compensation table on page 43 of our proxy statement included the Black Scholes values of the options granted during the year. The increase in value from 2009 to 2010 was mainly attributed to the increase in per share stock price from $2.15 in 2009 to $7.07 in 2010.
Consolidated Statements of Operations, page F-3

5.
We note your disclosure throughout the filing, including on pages 5 and 24, that you derive revenues from foundry services, engineering services and research and development contracts. Please quantify the amount of revenue attributed to these services in each of the last three years and for the nine months ended September 30, 2011. Tell us how you have considered the guidance in Rule 5-03.1 of Regulation S-X in relation to these services revenues.

Response:
The Company performs services for customers in connection with the design and production of masks for RF products and the research and development related to some U.S. government contracts. The Company tracks the amount of revenue associated with these activities separately and considers these amounts to be "service revenue" as described in Rule 5-03(b)(1)(d) of Regulation S-X. The amount of service revenue for the nine months ended October 1, 2011 and the years ended December 31, 2010, 2009 and 2008 was $20.7 million, $37.0 million, $40.8 million and $31.1 million, respectively. As these revenues do not represent more than 10 percent of total revenues for any reporting periods, the Company did not separately state them as a sub-caption of revenue within the statement of operations.

Note 12. Commitment and Contingencies, page F-24

6.
We note your disclosures here and within your October 1, 2011 Form 10-Q related to your outstanding litigation with Avago. Please revise your future filings to disclose the amount accrued, if any, related to your pending legal proceedings to the extent that it may be necessary for the financial statements not to be misleading. Please refer to paragraph 450-20-50-1 of the FASB Accounting Standards Codification.

Response:
The Company acknowledges the Staff's comment and confirms that no accrual has been made with respect to the Avago matter because losses with respect to this matter are not probable nor can they be reasonably estimated by the Company. In future filings, the Company will include disclosure of any amounts accrued related to the pending legal proceedings or state that no amounts have been accrued.

7.
Further to the above, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response:

Mr. Kevin L. Vaughn
January 17, 2012

The Company regularly evaluates the status of the legal proceedings in which it is involved, to assess whether accruals are appropriate under ASC 450-20-25, and to determine whether an estimate of possible loss or range of loss can be made under ASC 450-20-50 as to legal proceedings where the Company has determined that a loss is reasonably possible. As part of this evaluation, management confers with outside counsel to evaluate all current litigation, claims or assessments in which the Company is involved.  Management then meets internally to evaluate all of the Company's current litigation, claims or assessments. During these meetings, management discusses all existing and new matters, including, but not limited to, (i) the nature of the proceeding; (ii) the status of each proceeding; (iii) the advice of legal counsel and other advisors related to each proceeding; (iv) the Company's experience or experience of other entities in similar proceedings; (v) the damages sought for each proceeding; (vi) whether the damages are unsupported and/or exaggerated; (vii) substantive rulings by the court; (viii) information gleaned through settlement discussions, if any; (ix) whether there is uncertainty as to the outcome of pending appeals or motions; (x) whether there are significant factual issues to be resolved; and/or (xi) whether the matters involve novel legal issues or unsettled legal theories.  Based on these procedures, the Company has determined that losses with respect to any current legal proceeding are not probable. However, in the event that the Company determines in the course of evaluating the status of the legal proceedings that a loss is reasonably possible as to any matter, and is estimable, the Company will include disclosure substantially similar to the following, to the extent the estimable loss could be material:

For matters as to which we have determined that a loss is reasonably possible and as to which we are able to make an estimate of the loss, the aggregate range of reasonably possible losses, in excess of accruals established, if any, for such legal proceedings is from $XX to $XX at ________, 20XX. The estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Company is involved, taking into account the Company's best estimate of such losses for those cases for which such estimate can be made. Those matters for which an estimate can not reasonably be made are not included within this estimated range. Therefore, such range represents what the Company believes to be an estimate of possible loss only for those matters meeting such criteria. It does not represent the Company's maximum loss exposure.

For any legal proceedings that are disclosed in the Company's periodic filings, but as to which the Company cannot estimate a range of losses, including the Avago matter discussed below, the Company will state that it cannot make such an estimate.

With respect to the Avago matter, management is unable to estimate any range of losses for the following reasons:

•	Summary motions for dismissal are set for argument but have not yet been considered by the court.

•
There are multiple claims which could individually and in the aggregate produce either gains or losses for the Company. With respect to the patent claims, there are ten patents asserted against the Company and four the Company is asserting. The trade secret claim asserted against TriQuint involves multiple allegations with varying defenses. The range of damages cannot be meaningfully estimated for the patent claims or the trade secret claim. The antitrust claims asserted against Avago are complex and similarly subject to a wide range of damages, which would be subject to mandatory trebling.

•	The trial is expected to be a jury trial. Predicting the outcome of complex business litigation in a jury trial environment is notoriously difficult and subjective.

When these uncertainties and potential damages are aggregated, it is not possible to make a reasonable estimate of potential outcomes or a range of losses for this matter. In addition, due to the early stages of the proceedings, the Company is unable to determine a time period in which it can determine potential outcomes or make a reasonable estimate of losses. However, the Company will continue to monitor and evaluate the status of the legal proceedings each quarter to determine the need for additional disclosure.

The Company intends to include disclosure similar to the following in future filings and has marked the proposed changes against the disclosures included in the Company's 10-Q for nine months ended October 1, 2011:

The Company is from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of its business.  The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of the probability of a loss and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the effects of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent

Mr. Kevin L. Vaughn
January 17, 2012

there is a reasonable possibility (within the meaning of ASC 450) that losses could exceed amounts already accrued, if any, and the additional loss or range of loss is able to be estimated, management discloses the additional loss or range of loss.
In some instances, the Company is unable to reasonably estimate any potential loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company.  There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following:  the early stages of a proceeding; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute; the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and/or the often slow pace of litigation.

On July 23, 2009, the Company filed a complaint in the United States District Court for the District of Arizona against Avago Technologies Limited, Avago Technologies U.S., and Avago Technologies Wireless IP (collectively, “Avago”). The Company’s complaint seeks a declaration that four Avago patents are invalid and that none of TriQuint products infringe upon them. The Company’s complaint also alleges that three Avago products infringe upon certain of TriQuint’s U.S. patents.

Avago filed an answer and counterclaims on September 17, 2009. Avago’s answer and counterclaims denies the Company’s patent infringement allegations, and alleges that certain of the Company’s products infringe upon ten of Avago’s U.S. patents and seeks unspecified damages and injunctive relief. In response to Avago’s answer and counterclaims, the Company filed an answer and counterclaims on October 16, 2009. The Company’s answer and counterclaims denies Avago’s patent infringement allegations, and alleges that Avago engaged in anticompetitive conduct in violation of U.S. antitrust laws, through its acquisition of the bulk acoustic wave (“BAW”) business of Infineon Technologies, Inc. (“Infineon”) and a series of acquisitions of BAW-related patents from Infineon and other companies, and through other anticompetitive conduct in the market. On March 5, 2010, Avago filed an amended answer and counterclaims asserting violation of the California Uniform Trade Secret Act and, per the court’s order, the Company simultaneously filed an amended complaint, answer and counter-claim. Avago’s trade secret allegations relate to Infineon information included in Avago’s acquisition of Infineon’s BAW division and TriQuint’s employment of two former Infineon employees. On April 5, 2010, the Company filed an answer to Avago’s amended answer and counterclaims, in which the Company denied Avago’s allegations regarding violation of the California Uniform Trade Secret Act. Following further motion practice, on August 4, 2010 TriQuint filed its First Amended complaint and on August 26, 2010 Avago filed its answer and counterclaims expanding its patent and trade secret claims to include copyright infringement. On September 16, 2010, TriQuint submitted its answer, in which the Company denied Avago’s allegations. On December 14, 2010, the Court held a claim construction hearing and on January 12, 2011, the Court issued its claim construction ruling. Fact and expert discovery have closed and summary judgment motions by both parties have been filed. Oral argument is expected in January of 2012 with trial set for the third quarter of 2012. At this time, the Company does not believe it is possible to estimate the outcome of the litigation or reasonably estimate a possible range of outcomes given the status of the proceeding, the complexities of the facts in dispute and the multiple claims involved. Accordingly, no accrual has been made and in addition, the Company is unable to reasonably estimate any potential loss or range of loss.

Note 17. Segment Information, page F-30

8.
We note your disclosure that you have concluded you have only one reportable operating segment. Please provide us with your analysis of your operating segments under FASB ASC 280-10-50-1. In your analysis, provide us with information to assist us in understanding how the company is organized, what information the chief operating decision maker (CODM) reviews and what information the Board of Directors reviews. Address your consideration of the following factors:

•
Throughout the filing, you refer to your three business markets: Mobile Devices, Networks and Defense and Aerospace. We note you sometimes refer to these as “divisions” or “business units.” Please discuss how your CODM utilizes these classifications in assessing performance and allocating resources.

•
In the table of Executive Officers on pages 35-37, we note you have four Vice Presidents that operate your Mobile Devices, Networks, Defense and Aerospace and Commercial Foundry operations. Please discuss how your CODM utilizes these classifications in assessing performance and allocating resources.

•
On page 23, you discuss that in 2010 you transferred certain engineering and marketing staff from the networks to mobile devices business unit. Please explain in greater detail the circumstances surrounding this change in resource allocation and how you have considered these factors in determining your segment presentation.

Mr. Kevin L. Vaughn
January 17, 2012

In order to assist us in evaluating your segment presentation, please provide us with a sample of the reporting package that you provide to your CODM.

Response:
The Company respectfully advises the Staff that it considered the requirements pursuant to ASC 280-10-50 in concluding that the Company operates and internally manages itself as a single operating segment.

In reaching this conclusion, management considered the definition of the CODM, how the business is defined by the CODM, the nature of the information provided to the CODM, and how that information is used in relation to managing the business, evaluating performance and allocating resources. Based upon all of these considerations, management determined that the Company has one reportable operating segment in accordance with ASC 280-10-50-1.

The Company identified the CODM as the Chief Executive Officer, in conjunction with the Chief Financial Officer and the Vice President of Operations. These individuals are responsible for making decisions about the allocation of resources and the assessment of the operational performance of the Company.

The Company applies the management approach concept to identifying operating segments and specifically considered the definition of an operating segment within ASC 280 to determine that it manages the Company and makes operating decisions and assesses performance as one operating segment. The CODM defines the Company's business as being a provider of radio frequency ("RF") solutions for devices and networks that carry voice, data and video. The Company offers RF products to customers who identify themselves within several markets, as defined by the Company. The market categories of mobile devices, networks and defense and aerospace are markets in which the Company's customers operate and into which the Company's products are sold. Management's strategy is centered on the sale of RF products to customers that operate both within and across these markets.

The Company has a matrix reporting structure. The internal reporting structure further illustrates how the Company is managed and operated. Sales, Finance, Operations (manufacturing and purchasing) and Human Resources are managed by individual Vice Presidents on a consolidated basis for the organization. The three market Vice Presidents (Mobile Devices, Networks and Defense & Foundry) referenced in the Staff's second question are responsible for developing products to meet the needs of the market they serve and are jointly responsible, along with the Vice President of Sales for revenue growth. All of these Vice Presidents report directly to the CEO. The market Vice Presidents have no responsibility for managing or effecting change related to manufacturing, COGS, sales or general and administrative expenses.
The key resource decisions made by the CODM relate primarily to capital expenditures, supply chain management, production decisions, new product development, customer management, cash flow management, operating expenditures, and labor costs. These decisions are made on a consolidated level for the entire RF solutions business and are based on specific customer opportunities rather than by market category. This approach is consistent with the Company's historical approach to employee management and communication of the performance of the Company from management to the board of directors and investors.

The nature of the production process for each market is very similar and thus allows for production fluidity amongst the manufacturing facilities. For example, each of the facilities manufactures products that serve multiple markets. Given the similar production process and the interdependency across all manufacturing facilities, resource allocation decisions are made on a consolidated level by the Vice President of Operations and manufacturing site level management. Additionally, production is managed on a consolidated level and at a manufacturing site level, and is constantly evolving and therefore is not consistent period to period. The market Vice Presidents have no responsibility or authority to make resource decisions regarding manufacturing. Additionally, the manufacturing site level managers do not regularly interface with customers or markets and rely on the aggregate demand managed at the company level, by the CODM, to make decisions at their sites.

Manufacturing assets and personnel are fungible and shared across each of the markets. Capital expenditures are determined in large part at the facility level. As demonstrated on slide 37 of the December 2011 monthly financial reporting package, less than 5% of the budgeted capital expenditure in 2011 was allocated to specific market categories. These assets relate primarily to research and development assets as opposed to production decisions. The market Vice Presidents have very limited responsibility for decisions regarding capital expenditures.

Research and development efforts are made up of product specific efforts as well as common research and

Mr. Kevin L. Vaughn
January 17, 2012

development projects which are difficult to separate between the markets or facilities and often are performed by engineers classified to multiple markets or facilities.

For these reasons, all manufacturing resource and capital decisions are made by the CODM at the consolidated level. In addition, sales, general and administrative expenses are also managed on a consolidated basis and the market Vice Presidents have no responsibility for decisions regarding these expenditures. Therefore, a group of individuals or a particular individual does not have the ability to manage, report or take responsibility for results at lower than a consolidated level. Because the Company is managed at the consolidated level, investors attempting to predict management's actions must consider financial results at the consolidated Company level, rather than at any disaggregated lower level.

Decisions around salaries, incentive pay and benefits are made at a consolidated level by the CODM. The Company's incentive pay for executives and profit sharing for all employees is based on consolidated operating income and consolidated performance measures. There is no allocation of profits based upon categorization of employees into markets or manufacturing site facilities. Similarly, when cost cutting measures and decisions were made by the enterprise in response to recent economic uncertainties, salaries and hiring freezes, discretionary spending freezes and other measures were made and implemented on a consolidated level rather than at a market or manufacturing site level. These decisions are not within the control of the employees supporting the markets or the manufacturing site facilities. This further illustrates that the Company's performance is assessed and resource allocation decisions are made at a consolidated level.

As requested, the Company is providing the Staff with the December 2011 monthly financial forecast package separately under a request for confidential treatment of these materials pursuant to Rule 83 promulgated by the Commission (17 CFR 200.83). The monthly financial forecast package is provided to the CODM on a monthly basis. In addition to the CODM, the financial forecast package is distributed to members of senior management and senior directors of TriQuint. The Company's Board of Directors receives summary level presentations with information similar to the information that the CODM receives.

In regards to the Staff's first question, the information used within the monthly financial forecast package by the CODM to allocate resources and assess the Company's performance is primarily the consolidated Company information, such as the non GAAP P&L, the non GAAP P&L forecast, inventory levels, capital expenditures forecast, cash flow forecast, current and projected factory utilization, manufacturing performance, including quality metrics, headcount analysis and demand forecast. The Company is managed and decisions regarding resource allocation and assessment of the Company's performance are made by the CODM using the consolidated Company information. In addition, the CODM is actively involved in all functional aspects of the Company. This involvement requires a deeper level of insight into the day to day operations of the Company, including detailed aspects of the markets and information about the production facilities.

The Company considered the impact of the existence of discrete financial information within the reporting package for the markets in combination with the existence of market Vice Presidents on the identification of operating segments. In addition, management considered whether providing information below the revenue line would provide greater insight into how management views the Company. The supplementary information included in the monthly financial forecast package by market and manufacturing site facility is used by the CODM to analyze product success and production capabilities to ensure the successful execution of the Company's long term and strategic goals. Since the Company's products and customers are similar across all markets in which the Company operates, the information provided in the reporting package is also used to evaluate the success of the products in their different applications across each of the markets.
As evidenced by the December 2011 monthly financial forecast package, approximately 75% of the information was at a functional or consolidated level and the sections that reflected market specific information were dominated by the description of revenue mix. Additionally, the risks and opportunities related to these markets were solely focused on items that may affect revenues.
It is important to note that the customer market definitions are fluid and because of the interchangeable nature of TriQuint's products and technologies between these classifications, classification of products between these markets may not be consistent from period to period. In regards to the staff's third question, on page 23 of the Form 10-K for the year ended December 31, 2010, the Company discussed the transfer of engineering and marketing staff from the networks to mobile devices business unit. This was not actually a transfer, but was a change in the classification of the related products from one externally defined market to another due to the evolution of the definition of the end market

Mr. Kevin L. Vaughn
January 17, 2012

from the customer perspective. This change in classification is another example of the similarity of products and customers in each of the markets and also the fluidity of the customer market definitions. Reporting market information below the revenue line would not represent the performance, prospects, or capabilities of the Company.
In conclusion, while management does prepare limited discrete financial information based on the customer markets into which the Company tailors its selling efforts, key resource decisions are made at a consolidated level (as demonstrated by the fluidity of the production environment and allocation of production resources throughout the Company, and capital expenditure spending); performance is assessed and managed at a consolidated level (as demonstrated through the incentive compensation plans); and other management actions regarding cost management are made at a consolidated level (such as salary and hiring freezes). The revenue measures which have been historically disclosed give investors a greater understanding of the correlation of the Company's market opportunities with external indicators, such as, carrier capital spending for the networks market and expected growth rates for mobile devices. This information is consistent with the information the Company disseminates to the public and is understood by the individuals that follow the Company. Therefore, management does not believe that attempting to provide users of the financial statements with discrete information by market below the revenue line would help them better understand the Company's performance, assess prospects for future net cash flows or make more informed judgments about the Company as a whole as this is not consistent with management's approach to making operating decisions and allocating resources.
In regards to the staff's first question, the Company's references in the Form 10-K for the year ended December 31, 2010 to divisions or business units were not appropriate and will be replace in future filings with references to "end customer markets".

9.
We note your disclosures throughout the filing, including on page 5, that you have a number of different products. We also note that you provide engineering and other services. Please explain in greater detail to us how you have considered the guidance in section 280-10-50-40 of the FASB Accounting Standards Codification in connection with your segment disclosures. While we note your disclosure of revenues by business market, it is not clear how such disclosure fulfills the requirements of section 280-10-50-40 of the FASB Accounting Standards Codification.

Response:
As discussed in the response to question 8, we respectfully note that the Company does not have more than one operating segment and has one product line. Individual parts sold to external customers are similar in nature as they perform similar functions even though the customers may apply the product in various applications. Therefore, these products belong to one overall product line, RF solutions. With regards to service revenue, this relates to engineering and other services, which are part of the overall classification of sales into customer markets and are not deemed material for any of the reporting periods in the prior three years ended December 31, 2010 or the nine months ended October 1, 2011. Management believes the current disclosures in Note 17 of the Company's Form 10-K for the year ended December 31, 2010 is the most meaningful disclosure with respect to product revenue disclosures in accordance with ASC 280-10-50-40.

As requested in the Staff's letter, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (503) 615-9401.

Sincerely,

/s/ Steve Buhaly

Steve Buhaly
Chief Financial Officer

Mr. Kevin L. Vaughn
January 17, 2012

cc: Tara Harkins, Staff Accountant
Kevin L. Vaughn, Accounting Branch Chief